Exhibit 99.1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY STATEMENT

October 5, 2016

ELBIT VISION SYSTEMS LTD.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS
October 5, 2016

Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the "Meeting") of Elbit Vision Systems Ltd. (the "Company") will be held at the Company's offices at 7 Bareket St, Industrial Park Caesarea, Israel, on October 5, 2016, at 2:00 P.M (local time), for the following purposes:

1.	To consider and act upon a proposal to re-elect Ms. Orit Stav as one of the External Directors of the Company for an additional three year term, commencing on October 5, 2016 and to approve her remuneration as External Director.

2.	To consider and act upon a proposal to elect Ervin Leibovici as one of the External Directors of the Company for an initial three year term, commencing on December 11, 2016 and to approve his remuneration as External Director.

3.	To consider and act upon a proposal to re-approve the Company's Compensation Policy in the form attached hereto as Annex A.

4.	To consider and act upon a proposal to approve the amended form of indemnification agreement letters between the Company and its current and future officers and directors, in the form attached hereto as Annex B, which shall replace the Company's current form of indemnification agreement letters, and to authorize and empower the Company to enter into such agreements with its current and future officers and directors.

Shareholders of record at the close of business on September 14, 2016 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Elbit Vision Systems Limited Date: August 31, 2016

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

October 5, 2016

The enclosed proxy is being solicited by our Board of Directors (the "Board") for use at our extraordinary general meeting of shareholders (the "Meeting") to be held at the Company's offices at 7 Bareket St, Industrial Park Caesarea, Israel, on October 5, 2016 at 2:00 PM (local time) or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on September 14, 2016. On the date hereof, we have outstanding and entitled to vote 93,383,909 of our ordinary shares, nominal value 1.00 New Israeli Shekel ("NIS") each (the "Ordinary Shares").

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about 30 days prior to the meeting. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to October 12, 2016, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

   Pursuant to the Israeli Companies Law, 1999-5759 (the "Companies Law") each of Proposals 1, 2, 3 and 4 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

i.	the majority of shares that voted for the approval of the proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company.

Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with each of Proposals 1, 2, 3 and 4 (please see the definition of the term "Personal Interest" with respect to each of these proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to each of Proposals 1, 2, 3 and 4 they will be deemed to have Personal Interest for the purpose of the required majority detailed above.

PROPOSAL 1 OF THE MEETING

RE-ELECTION OF MS. ORIT STAV AS ONE OF THE EXTERNAL DIRECTORS OF THE COMPANY

The Board has nominated Ms. Orit Stav for re-election as one of the external directors of the Company, to serve for a third term of three years commencing on October 5, 2016.

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. An external director must be elected by the shareholders. The initial term of office of an external director is three years and may be extended for two additional terms of three years each.

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

Under the Companies Law, a person may be appointed as an external director if he or she possesses "accounting and financial expertise" or "professional qualifications", and is otherwise qualified to serve as a director. At least one of the external directors of a company must possess "accounting and financial expertise". The conditions and criteria for possessing "accounting and financial expertise" or "professional qualifications" are determined under the Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications) – 2005 (the "External Director Qualification Regulations")).

A person may not serve as an external director if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company. Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. An office holder is defined in the Companies Law as any chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, or any manager assuming the responsibilities of any of these positions regardless of that person's title, as well as a director, or a manager directly subordinate to the chief executive officer.

A person may not serve as an external director if that person's position or other activities create, or may create, a conflict of interest with the person's service as a director or may otherwise interfere with the person's ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person's relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

Ms. Orit Stav is hereby nominated as an external director of the Company.

Set forth below is certain information concerning the professional experience and qualifications of Ms. Orit Stav:

Nominee	Age	Principal Occupation
Orit Stav	46
Ms. Stav currently serves on the board of directors of several companies, including Aran Research & Development Ltd., Israel Canada Ltd., I.B.I Amban Investments Management Ltd. and Priortech Ltd. From 2006 until 2009, Ms. Stav served as the manager of the Israel office of Siemens Venture Capital ("SVC"), the venture capital arm of Siemens AG, during which time she represented the fund in all of its investment activities in Israel. From 1998 until 2005, Ms. Stav served as an investment partner at Platinum Neurone Ventures, an Israeli venture capital fund, specializing in investments in the later-stage and growth-stage companies in the fields of Communications, Information Technology, Semiconductors and Medical Devices. Ms. Stav holds a bachelor's degree in Economics and Management from the University of Tel Aviv and an MBA from the University of Hertfordshire, UK.

Payment of remuneration to the Company's external directors in an amount which falls between the minimum and the fixed amounts of the annual and participation fees permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 (the "External Directors Compensation and Expenses Regulations"), requires approval by each of the Compensation Committee, the Board of Directors and shareholders of the Company, in such order. In addition, grant of equity-based compensation to a director requires the approval by each of the Compensation Committee, the Board of Directors and shareholders of the Company, in such order. In addition to remuneration under the External Directors Compensation and Expenses Regulations as set forth above, Ms. Stav shall receive a grant of 170,000 options to purchase the Company's ordinary shares, on the date of shareholder approval, if given, which shall vest on a monthly basis over a period of three years from the date of grant, at an exercise price equal to the average closing price of the Ordinary Shares on the OTC market in the United States during the 30 day period prior to the grant date. Such remuneration terms comply with the Company's Compensation Policy, which was approved by the Company's shareholders on December 2, 2013.

Ms. Orit Stav has attested to the Board that she meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board has reviewed the qualifications and expertise of Ms. Orit Stav and has determined that Ms. Stav has the requisite "accounting and financial expertise" and the "professional qualifications", in accordance with the criteria set forth in the External Director Qualification Regulations.

In the event that Ms. Orit Stav should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Ms. Stav, if elected, should be unable to serve as External Director. The Company does not have any understanding or agreement with respect to the future election of Ms. Stav.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to re-elect Ms. Orit Stav as an External Director of the Company for an additional three year term, commencing on October 5, 2016, and  to approve Ms. Orit Stav's remuneration terms under the External Directors Compensation and Expenses Regulations, for annual fees and for participation in meetings of the Board and its committees; and the grant to Ms. Stav, of options to purchase 170,000 ordinary shares of the Company on the date of shareholder approval, if given, which shall vest on a monthly basis over a period of three years from the date of grant, in compliance with the Company's Compensation Policy, for as long as Ms. Stav continues to serve as an external director on our Board, at an exercise price equal to the average closing price of the Ordinary Shares on the OTC market in the United States during the 30 day period prior to the grant date."

Pursuant to the Companies Law, approval of this Proposal 1 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders voted against the election of the External Director does not exceed two percent of the aggregate voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for his or her vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 1, he, she or it shall be considered to have Personal Interest for the purpose of the majority required for the approval of Proposal 1.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors, with the exception of Ms. Orit Stav who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Ms. Orit Stav as an external director of the Company for an additional three year term commencing October 5, 2016, and approval of her remuneration terms as set forth above.

PROPOSAL 2 OF THE MEETING

ELECTION OF ERVIN LEIBOVICI AS ONE OF THE EXTERNAL DIRECTORS OF THE COMPANY

The Board has nominated Ervin Leibovici for election as one of the external directors of the Company, to serve for an initial term of three years commencing on December 11, 2016 and replace one of the Company's currently serving External Directors, Mr. Amos Uzani, who's third three-year term as an External Director of the Company will end on such date.

See Proposal 1 above for details concerning (i) requirements under the Companies Law to appoint external directors and the term of appointment, (ii) requirements for service of external directors on board committees, (iii) external directors' required "accounting and financial expertise", "professional qualifications" and qualifications to serve as directors, and (iv) limitations on service as external directors.

Ervin Leibovici is hereby nominated as an external director of the Company.

Set forth below is certain information concerning the professional experience and qualifications of Ervin Leibovici:

Nominee	Age	Principal Occupation
Ervin Leibovici	57
Mr. Leibovici currently acts as CEO of Nuergo, and in addition serves on the board of several companies, including EcoFer Technologies, and CropX. Mr. Leibovici served as VP Head of Developed Markets Division of Netafim where he was responsible for customer facing sales, marketing, business development and support activities as well as complex manufacturing and a logistics network of multiple production sites. Prior to that, Mr. Leibovici also acted as CEO of Bitband, and EMEA Region Manager at Silicon Graphics among others. Mr. Leibovici holds a Bachelor of Applied Sciences degree in Computer Science from the Technion – Israel Institute of Technology, and an MBA from the University of Tel Aviv.

Ervin Leibovici has attested to the Board that he meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

Payment of remuneration to the Company's external directors in an amount which falls between the minimum and the fixed amounts of the annual and participation fees permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 (the "External Directors Compensation and Expenses Regulations"), requires approval by each of the Compensation Committee, the Board of Directors and shareholders of the Company, in such order. In addition, grant of equity-based compensation to a director requires the approval by each of the Compensation Committee, the Board of Directors and shareholders of the Company, in such order. In addition to remuneration under the External Directors Compensation and Expenses Regulations as set forth above, Mr. Leibovici shall receive a grant of 170,000 options to purchase the Company's ordinary shares, on the date of shareholder approval, if given, which shall vest on a monthly basis over a period of three years from the date of grant, at an exercise price equal to the average closing price of the Ordinary Shares on the OTC market in the United States during the 30 day period prior to the grant date. Such remuneration terms comply with the Company's Compensation Policy, which was approved by the Company's shareholders on December 2, 2013.

The Board has reviewed the qualifications and expertise of Ervin Leibovici and has determined that Ervin Leibovici has the requisite "accounting and financial expertise" and the "professional qualifications", in accordance with the criteria set forth in the External Director Qualification Regulations.

In the event that Ervin Leibovici should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Ervin Leibovici, if elected, should be unable to serve as External Director. The Company does not have any understanding or agreement with respect to the future election of Ervin Leibovici.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to elect Ervin Leibovici as an External Director of the Company for an initial three year term, commencing on December 11, 2016, and to approve Mr. Ervin Leibovici's remuneration terms under the External Directors Compensation and Expenses Regulations, for annual fees and for participation in meetings of the Board and its committees; and the grant to Mr. Leibovici, of options to purchase 170,000 ordinary shares of the Company on the date of shareholder approval, if given, which shall vest on a monthly basis over a period of three years from the date of grant, in compliance with the Company's Compensation Policy, for as long as Mr. Leibovici continues to serve as an external director on our Board, at an exercise price equal to the average closing price of the Ordinary Shares on the OTC market in the United States during the 30 day period prior to the grant date."

Pursuant to the Companies Law, approval of this Proposal 2 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders voted against the election of the External Director does not exceed two percent of the aggregate voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for his or her vote to be counted with respect to this Proposal 2. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, he, she or it shall be considered to have Personal Interest for the purpose of the majority required for the approval of Proposal 2.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors recommends a vote FOR approval of the election of Ervin Leibovici as an external director of the Company for an initial three year term commencing December 11, 2016, and approval of his remuneration terms as set forth above.

PROPOSAL 3 OF THE MEETING

RE-APPROVAL OF THE COMPANY'S COMPENSATION POLICY

As required by the Companies Law, the Company has adopted the Compensation Policy regarding the terms of office and employment of its directors and executive officers, which was adopted by its shareholders on December 2, 2013.

As per the provisions of the Companies Law, including Sections 267A and B, and Section 118B(1), an executive compensation policy must be approved and re-approved every three years in accordance with the Companies Law.

Following a review of the Compensation Policy by the Compensation Committee and Board, as required by the Companies Law, the Compensation Committee and Board have approved, and recommend that shareholders approve, that the Compensation Policy in the form attached hereto as Annex A (the "Compensation Policy") be re-approved in the same terms.

In considering the recommendation regarding executive compensation and the matters included in the Compensation Policy, the Compensation Committee and Board reviewed the Compensation Policy and its suitability to the Company while considering the following parameters: (a) advancement of the goals of the Company, its working plan and its long term policy; (b) the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies; (c) the Company’s size and nature of its operations; and (d) the contributions and expected contributions of the various office holders in achieving the goals of the Company, and profit in the long term in light of their positions.

The Compensation Committee and Board then reviewed and verified that the following considerations are addressed in the Compensation Policy:

(1) the education, skills, expertise and achievements of the relevant office holders in the Company in light of the goals of the Company and the contributions of said officers to the development and success of the Company; (2) the role and particular position of the office holders, areas of their responsibilities and any previous compensation agreements with them; (3) the correlation of the proposed compensation of office holders with the compensation of other employees of the Company, and the possible effect of such differences in compensation on the employment relations in the Company; (4) whether equity based grants should be considered as a form of payment to office holders, and if so, consideration of a possible maximum rate of compensation for said options when sold; and (5) if a severance payment was to be considered for any office holder, the terms of such severance payment taking into account the performance and roles and responsibilities of such office holder and the performance of the Company during his tenure.

The Board, in recommending the re-approval of the Compensation Policy, seeks to balance the interests of the public shareholders of the Company, with the need to fairly compensate officeholders, by considering the value and positioning of the Company and the role of said office holders in effectuating or maintaining said positioning.

The Compensation Policy was evaluated in light of the advancement of the long term goals of the Company, considerations of how management has handled the risks facing the Company, the size of the Company and the character of its operations in comparison to similar companies in the Israeli market, in addition to the factors discussed, above. All of these considerations included, as much as possible, a review of measurable criteria and historical data.

The Compensation Committee and Board seek to ensure that they maintained the ability to attract and retain superior employees in key positions, and that the compensation provided to key employees remained competitive relative to the compensation paid to similarly situated executives in our industry and the broader marketplace from which they recruit and compete for talent.

The Compensation Committee and Board believe that the most effective compensation program is one designed to reward achievement that aligns office holders’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building and maintaining a sustainable company.

In light of the aforementioned considerations, the Compensation Committee and Board found that the Compensation Policy continues to be fair and beneficial to the Company, its office holders and shareholders in light of the factors, considerations, and materials outlined above.

The Compensation Committee and Board believe that the Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to re-approve the Compensation Policy in the form attached as Annex A to the Proxy Statement."

Pursuant to the Companies Law, approval of Proposal 3 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, he, she or it shall be considered to have Personal Interest for the purpose of the majority required for the approval of Proposal 3.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

The Companies Law allows our Board of Directors to approve the Compensation Policy even in the event it was not approved by our shareholders; provided that our Compensation Committee and thereafter the Board have determined, based on detailed reasoning, and after having re-examined the Compensation Policy, that the approval of the Compensation Policy, in spite of the objection of the Company’s shareholders, is for the benefit of the Company.

The Board of Directors recommends a vote FOR re-approval of the Compensation Policy in the form attached hereto as Annex A.

PROPOSAL 4 OF THE MEETING

APPROVAL OF THE AMENDED FORM OF INDEMNIFICATION AGREEMENT LETTERS BETWEEN THE COMPANY AND ITS CURRENT AND FUTURE OFFICERS AND DIRECTORS, WHICH SHALL REPLACE THE COMPANY'S CURRENT FORM OF INDEMNIFICATION AGREEMENT LETTERS, AND AUTHORIZATION AND EMPOWERMENT OF THE COMPANY TO ENTER INTO SUCH AGREEMENTS WITH ITS CURRENT AND FUTURE OFFICERS AND DIRECTORS, SUBJECT TO THE APPROVAL OF PROPOSAL 3 ABOVE.

The Companies Law, the Company’s Articles of Association and the Compensation Policy re-approved by the shareholders at the Meeting, authorize the Company, subject to the required approvals, to undertake in advance to indemnify directors and other office holders of the Company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the Company) in his capacity as a director or office holder of the Company.

At the Meeting, shareholders will be asked to approve the amended form of indemnification agreement letters between the Company and its current and future officers and directors substantially in the form attached hereto as Annex B, which shall replace the Company's current form of indemnification agreement letters that was adopted by the Company’s shareholders on March 24, 2008, and is currently in effect with respect to each of our directors, and to authorize and empower the Company to enter into such agreements with its current and future officers and directors. In light of several amendments to the Companies Law and the Israeli Securities Law, 1968 (the "Securities Law"), it is proposed to adopt the amended form of indemnification agreement letter that, among others, addresses these amendments and provides indemnification as well against monetary liability imposed in favor of injured parties in an administrative procedure under the Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys’ fees. Pursuant to the terms of the indemnification agreement letters, the total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 3,000,000. The Company’s Compensation Committee and the Board approved the proposed form of indemnification agreement letters and authorized and empowered the Company to enter into such agreements with its current and future officers and directors, and, pending approval by the shareholders, the Company intends to enter into indemnification agreements with each of our directors. The Board believes that entering into indemnification agreement letters serves the best interests of the Company and its shareholders by strengthening its ability to attract and retain the services of knowledgeable and experienced persons as directors and officers who, through their efforts and expertise, can make a significant contribution to the Company’s success. The indemnification agreement letters are intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain. Until the entry into the new indemnification agreements in the form attached, following the approval by the Company’s shareholders, directors’ and officers’ indemnification rights shall continue to be governed by the current executed indemnification agreements, previously approved by the shareholders on March 24, 2008.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to approve the amended indemnification agreement letters substantially in the form attached hereto as Annex B and to authorize and empower the Company to enter into such agreement letters with its current and future directors."

Pursuant to the Companies Law, approval of Proposal 4 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, he, she or it shall be considered to have Personal Interest for the purpose of the majority required for the approval of Proposal 4.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

_____________________________

By Order of the Board of Directors
_____________________________

Date: August 31, 2016.

Annex A

Elbit Vision Systems Ltd.

Executive Compensation Policy

Purpose

The purpose of the Elbit Vision Systems Ltd. (“Elbit Vision Systems” or the “Company”) Executive Compensation Policy (the “Policy”) is to describe Elbit Vision Systems’ overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel's Companies Law 5759-1999, (the “Companies Law”) and reflects the specific requirements and limitations as set forth in the Companies Law. This Policy applies to the Terms of Office and Employment of all of Elbit Vision Systems’ directors and executive officers, including all Office Holders (as such are defined in the Companies Law) (collectively, the “Executives”). In accordance with the Companies Law, the “Terms of Office and Employment” of an Executive shall mean the terms of office, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, Severance Grant, and any benefit, other payment or undertaking to make such payment, granted as part of such office or employment as an Executive. “Severance Grant” shall mean a grant, payment, compensation or any other benefit granted to an Executive in connection with the termination of his/her position in the Company.

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and approved by the Board of Directors and the Company’s shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

The Company is an Israeli company, with its headquarters located in Caesarea, Israel, and with subsidiary corporations located in the United States of America and Israel. The Executives of the Company may be employees of the Company or its subsidiaries, or employees and/or contractors located in other locations and thus are subject to different employment and/or contract laws. Thus, the provisions hereof may be subject to change with respect to developments or changes in local labor and/or contract laws in any particular jurisdiction. Insofar as an Executive is holding office at the Company via a corporation under his/her control, the provisions of the Policy shall apply, mutatis mutandis, and the compensation shall be paid to the Executive against an invoice and not as salary, and the components of the Terms of Office and Employment for such Executive will be applied so that in economic terms, they will conform to the principles set forth in the Policy.

Nothing in this Policy shall grant any specific rights to any of the Executives to whom this Policy applies and/or other employees of the Company, and/or to any third party, and no Executive or employee may make any claim and/or demand against the Company, or any subsidiary, based on the guidelines set forth herein. Furthermore, nothing in this Policy shall prevent the Compensation Committee, the Board of Directors and/or the shareholders of the Company, as applicable, from adopting a resolution regarding compensation of Executives and/or any other employees that is not in accordance with this Policy, provided such resolution is approved by the required corporate bodies as set forth in the Companies Law. This Policy was not formulated so as to prejudice any existing Terms of Office and Employment of Executives at the Company, and existing arrangements with Executives are not subject to any further approvals under this Policy, unless such existing arrangements are subject to further approvals as may be required under applicable law. All compensation arrangements of Executives are required to be approved in the manner prescribed by applicable law. Executives, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

Compensation Committee

The Board of Directors has established, in accordance with the requirements of the Companies Law, a Compensation Committee whose responsibilities are set forth in the Companies law and include:

a.	making recommendations to the Board of Directors as to the compensation policy for Executives, as well as recommending, at least once every three years, to extend the Policy subject to the required approvals;
b.	making recommendations to the Board of Directors concerning updates and amendments to the Policy;
c.	reviewing the implementation of the Policy;
d.	approving transactions relating to Terms of Office and Employment, which require the approval of the Compensation Committee;
e.	approving exemptions from the requirement of Board of Directors or shareholder approval, of certain transactions relating to Terms of Office and Employment, as provided for under the Companies Law and any regulations promulgated thereunder.

Pursuant to the above, our Compensation Committee periodically also evaluates and approves certain elements of the Terms of Office and Employment. These evaluations could include: (i) consideration of the current levels and components of Terms of Office and Employment, (ii) consideration of the mix of cash incentives and long-term equity awards and (iii) to such extent required, a review by survey companies of Terms of Office and Employment of Executives at peer companies in positions comparable to those held by our Executives.

The Compensation Committee will remain composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of Elbit Vision Systems’ External Directors (within the meaning of the Companies Law), and as they may be from time to time, will be appointed as members of the Compensation Committee, and shall constitute a majority of the Compensation Committee members. The Chairman of the Compensation Committee, as he or she shall be from time to time, shall be an External Director. The following persons may not be a member of the Compensation Committee:

•	The chairman of the board of directors,
•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control,
•	Any director who derives his livelihood primarily from a controlling shareholder,
•	A controlling shareholder, or
•	Any relative of a controlling shareholder.

Without derogating from the other provisions of this Policy or in any applicable law, it is clarified that, in general, a change of up to 10% in the total compensation paid any Executive (other than the directors of the Company) shall be deemed immaterial and shall require the approval of the Compensation Committee only.

Policy Goals

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Elbit Vision Systems’ interests and its overall financial and strategic objectives, rewards performance, maintains a reasonable wage structure throughout the organization and reinforces a culture that management believes will promote the long-term success of Elbit Vision Systems. The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry.

In support of this goal, the Company’s executive compensation practices are designed to meet the following objectives:

•	align incentives with the Company’s fiscal performance as well as achievement of strategic objectives that create shareholder value;

•	continue to comply with any covenants in our bank loan facility agreements governing permitted levels of Executive compensation, for so long as such covenants apply to the Company;
•	retain and encourage high potential team players to build a career at the Company;
•	provide incentives that are cost-efficient, competitive with other organizations and fair to employees and shareholders; and
•	design a balanced approach to compensation that properly aligns incentives with company performance and shareholder value and does not promote inappropriate risk taking.

The Board of Directors shall review the Policy, from time to time, both in respect of its implementation and in view of the risk level of the Company, and shall update it as required. Without derogating from the above, the Board of Directors shall be allowed, at any time, to instruct that the calculation of any variable compensation shall be made in a manner not consistent with the provisions of the Policy and/or determine that no variable compensation shall be paid in accordance with the Policy, may instruct for the cancellation or suspension of the Policy or may set a cap on the exercise value of equity based award grants components that are not paid out in cash, based on detailed reasoning to be provided by the Board of Directors, including considerations such as the benefit of the Company and its subsidiaries, subject to the requirements of the Companies Law.

General Considerations in Setting Compensation

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;
•	the Executive's position, responsibilities and prior compensation arrangements;
•	data of peer companies, including companies in the industry and/or geographic market;
•	compensation for comparably situated executives;
•	the Executive's expected contribution to Elbit Vision Systems’ future growth and profitability;
•	the relation between the employment terms of the Executive and the average and median compensation of Elbit Vision Systems’ employees and contractors, as well as whether such variation has an effect on employment relations; and
•	any requirements prescribed by the covenants in our bank loan facility agreement and/or by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

It is clarified that no Executive may be paid any compensation to the extent such compensation would cause a breach of any covenant contained in any of the Company’s bank loan facility agreements.

In the process of preparing this Policy, management has examined the correlation between overall compensation of the Executives and the compensation of the other employees of Elbit Vision Systems (including employee-contractors and agency contractors, if any). Management considered the possible ramifications of such correlation on the work environment at Elbit Vision Systems in order to ensure that levels of Executive compensation, as compared to the overall workforce at Elbit Vision Systems will not have a negative impact on work relations in our organization. Our Compensation Committee and Board of Directors found the correlation of Executive compensation to the rest of the employees to be reasonable for a company such as ours.

Recoupment Policy

To reflect sound corporate governance, Elbit Vision Systems’ recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid during the previous three years on the basis of financial data included in Elbit Vision Systems’ financial statements in any fiscal year that were found to be inaccurate and were subsequently restated.

In such event, Elbit Vision Systems will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards.

The above noted recoupment policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to Elbit Vision Systems. The Company has not previously encountered a situation where a compensation recoupment or adjustment would have been required had a recoupment policy been in place previously.

Executive Compensation Framework

Elbit Vision Systems provides fair and equitable compensation for its Executives by combining several compensation elements. The program for our Terms of Office and Employment for Executives (other than non-employee directors) has a number of components:

i.	base compensation or salary,
ii.	cash bonuses,
iii.	equity-based long term incentive grants such as stock options,
iv.	benefits and perquisites,
v.	severance payments,
vi.	indemnification and Executive liability insurance coverage.

Each of these components is discussed more fully below in this Policy.

Our program for Executive compensation is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the company's Executives to meet our strategic objectives, thereby maximizing total return to shareholders. The Company aims to balance the mix of the fixed components of the Terms of Office and Employment (e.g. base salary, benefits and perquisites) and the variable compensation such as cash bonuses and equity-based awards in order to, among other things, appropriately incentivize Executives to meet the Company goals while considering the Company’s management of business risks. The mix is structured to discourage the assumption of excessive short-term risk and to comply with any relevant restrictions under applicable law and/or agreements with our lender banks (for so long as this is applicable), but without constraining innovation and reasonable business practices.

In light of the foregoing, the table below reflects the ratio between fixed and variable compensation permitted under this Policy (per annum basis and assuming maximal possible payments that may be made to an Executive under the variable compensation covered by this Policy (bonuses and equity)):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation(*)
CEO	50-100%	0-50%
CFO	50-100%	0-50%
Other non-Sales Executives	80-100%	0-20%
Sales Executives	20-100%	0-80%
Non-Employee Directors	35-100%	0-65%

(*) The variable compensation component in regard of the equity based grants reflects the value at the date of grant with linear amortization over the vesting period.

Non-employee directors, including External Directors within the meaning of the Companies Law, are entitled to be paid cash compensation for board of directors and any board committee member services, as applicable and reimbursement of expenses as well as equity based compensation, all in accordance with the cash amounts and any equity based compensation which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 enacted pursuant to the Companies Law. The annual base compensation paid to such non-employee directors shall be limited to no more than $25,000 per annum and no more than $2,000 per meeting Additionally, the non-employee directors serving on the Company’s board of directors shall benefit from the Company’s D&O Insurance and be party to the Indemnification Agreement, as defined and described further below.

We believe that the cash compensation (including base salary and annual cash bonus awards component of variable compensation) and the equity award grants component of variable compensation we provide, along with the security provided by the executive severance benefits agreements, as well as the additional benefits and perquisites and the security granted by directors and officer insurance coverage and indemnification create a reasonable total compensation package for our Executives.

Compensation paid to our Chief executive officer and director

Each of our Audit Committee and Board have previously approved the terms of a certain consulting agreement, between us and Cyloes Ltd., an Israeli company which is wholly owned by Sam Cohen, a controlling shareholder, a member of our board of directors and our Chief Executive Officer. Pursuant to the consulting agreement we engage Cyloes Ltd. as an independent contractor in order to retain the chief executive officer services of Sam Cohen, upon the following principle terms: (i) a monthly fee of NIS 62,500 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached as Annex A to the Proxy Statement filed as Exhibit 1 to Form 6-k filed by Elbit Vision Systems with the Securities and Exchange Commission (“SEC”) on December 19, 2011, and was approved by our shareholders in January 2012, and remains in effect.

Compensation paid to our Chief Financial officer and director

Each of our Audit Committee and Board have approved the terms of a certain consulting agreement, between us and Yaron Financial Services Ltd., an Israeli company which is wholly owned by Yaron Menashe, a controlling shareholder and a member of our board of directors and our Chief Financial Officer. Pursuant to the consulting agreement we engage Yaron Financial Services Ltd. as an independent contractor in order to retain the chief financial officer services of Yaron Menashe, upon the following principle terms: (i) a monthly fee of NIS 53,750 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached as Annex B to the Proxy Statement filed as Exhibit 1 to Form 6-k filed by Elbit Vision Systems with the SEC on December 19, 2011, and was approved by our shareholders in January 2012, and remains in effect.

Other Executives

The annual base salary for our other current Executives (including the base salary which would be considered for new candidates), as well as any further base salary increases to our Executives (other than non-employee directors) shall be periodically determined by the Compensation Committee and Board of Directors in accordance with market conditions and based on the considerations noted in this Policy. Consideration shall also be given to increasing base salaries in order to cover for increases in the cost of living for the Executive.

Under this Policy, and without derogating from any privileges granted to the Compensation Committee and Board of Directors under this Policy or applicable law, while there is no automatic linkage to the base salaries of our Executives, the Company may increase the base salary paid to Executives (other than non-employee directors) in amount that is linked to the Israeli Consumer Price Index and an additional 15% per annum, and subject to receipt of required corporate approvals as required by applicable law. Without derogating from the other provisions of this Policy or in any applicable law, it is clarified that, in general, an increase of up to 10% in the base compensation paid to any Executive (other than the directors of the Company) shall be considered to be in compliance with the Policy.

Variable Pay

All Executives other than non-employee directors will be incentivized through a program that sets performance targets based on their role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year as part of the process of approval of the Company's annual budget and work plan.

The performance targets and the maximum variable components payable to each Executive (other than directors) shall be presented and recommended by Elbit Vision Systems’ management and reviewed and approved by the Compensation Committee and the Board of Directors. The performance targets and the maximum variable components payable to any employee Executives who are also directors shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Elbit Vision Systems’ shareholders.

Executives are incentivized through cash bonuses and/or long-term equity-based incentives in order to provide the Executive with a stake in Elbit Vision Systems’ success – thus linking the Executive's long-term financial interests with the interests of the Company’s shareholders. The maximum annual cash bonus for non-sales Executives shall not exceed an amount equal $250,000 per Executive. The commission bonus paid to sales Executives whose compensation is tied directly to sales achievements, will be based upon revenues generated by the Executive and/or his/her team or division, and shall not exceed an amount equal to 5.5% of Company revenues within the relevant sales territory.

The maximum annual value of the equity-based long-term compensation components of all Elbit Vision Systems Executives and other employees shall not exceed 5% of Elbit Vision Systems’ issued and outstanding equity, and in any event no more than 0.25% of such issued and outstanding equity per individual.

In determining performance targets for Executives consideration will be given to promote Elbit Vision Systems’ goals and to ensure that a significant portion of the variable components be determined based on measureable criteria. A non-significant portion of the variable components not to be in excess of 20% of the total amount any annual cash bonus may be based on non-measureable criteria taking into account the Executive's contribution to the Company.

Examples of performance targets that will be considered include:

•	financial results;
•	sales results;
•	efficiency metrics;
•	internal and external customer satisfaction;
•	shareholder value;
•	execution of projects; and
•	attainment of milestones.

Such performance targets may be established for each Executive based on the Company performance as a whole, or with respect to a specific division or market segment, as applicable. The Board of Directors may decide on the weighting to be given to each performance target as well as any minimum threshold levels regarding the entitlement to the automatically calculated portion of the variable compensation. Unless otherwise specified in the agreement with regards to the terms of the variable compensation of an Executive, the Board of Directors shall have discretion to unilaterally reduce such Executive's variable compensation.

Equity compensation may be granted in any form permitted under Elbit Vision Systems’ equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, amongst other possibilities, stock options, restricted share units or restricted stock. Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans. The Company currently grants stock options to Executives pursuant to the Elbit Visions Systems Share Option Plan (2006), which is attached as Exhibit 4.3 to the Form S-8 filed by the Company with the SEC on July 31, 2007, and are further subject to the terms of the Company’s standard form of option agreements, and the provisions of any applicable law in the countries where the Executive is employed. To the extent that the Company will introduce any new stock option or equity incentive plans in addition to or in replacement of, the Elbit Vision Systems Share Option Plan (2006) it is expected that the terms and conditions of such plans shall not materially differ from the existing plan.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board of Directors, grants to Executives other than directors shall vest gradually over a period of between two to four years. Option grants to our non-employee directors will vest on a monthly basis over a period of three years. Other than as may be required pursuant to the covenants under the Company’s bank loan agreements with respect to certain minimum ownership thresholds by each of our Chief Executive Officer and Chief Financial Officer, the Company does not have any equity ownership guidelines that require any of our Executives to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

The Chairman of the Board of Directors together with the Chief Executive Officer is entitled to recommend granting special incentives to Executives, subject to the approval of the Compensation Committee and the Board of Directors.

It is clarified that any variable compensation, including equity-based compensation, paid to an Executive in accordance with this Policy, shall not be considered part of the salary or base compensation of the Executive, for all intents and purposes, and shall not be taken into account in calculating social benefits the Executive is entitled to, including, without limitation, severance pay, allocation to pension funds, etc., unless required otherwise by law of any applicable country, or as otherwise set forth in the specific employment agreement of such Executive.

In addition, the Board of Directors may resolve that the calculation of the variable compensation shall be made on a basis not detailed in the Policy and/or determine that no bonus or equity-based compensation shall be paid in accordance with the Policy. These rights may be applied by the Board of Directors also in respect of yearly objectives of which the Executives have already been advised of so long as the payment has not actually been made, and all subject to the requirements of the Companies Law.

Benefits and Perquisites

We provide our Executives with benefits that we also generally make available to all employees in the geographic location where they are based. Some of these benefits are offered pursuant to legal requirements (such as mandatory pension fund contributions, severance pay contributions, forms of workmen’s compensation insurance, vacation and sick day accrual, etc.). Others are consistent with common practice in the general labor market (e.g. education fund contributions, employer provided automobiles, etc.) and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits. Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long term incentives to the employee.

In Israel, we make contributions on behalf of most of our employees, including for our Executives (other than non-employee directors), to an education fund and also to funds which provide a combination of retirement plan, insurance and severance pay benefits to Israeli employees.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Such amounts also include payments for national health insurance.

A general practice followed by us, is the contribution of funds on behalf of most of our employees including the Executives (other than non-employee directors) either to a fund known as managers' insurance or to a pension fund, or to a combination of both. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to between 5% and 5.5% of his base salary to such funds, and we contribute, in the aggregate, between 13.3% and 15.8% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. In addition to the above, each of our Israeli-based Executives (other than non-employee directors), is entitled to participate in an education fund plan. Each such Executive who participates, contributes an amount equal to 2.5% of his or her salary to the education fund and we contribute 7.5% of his or her salary.

We permit employees, including the Executives (other than non-employee directors), to participate in the Company's automobile leasing program, under which we pay for gas, maintenance, insurance and the cost of normal wear and tear of the vehicle over the life of the lease. The type and class of auto an Executive receives is dependent on the level of seniority of the employee. The Company will allow an Executive, as it does for all other employees who are eligible to participate in the automobile leasing program, to receive equivalent value cash compensation in lieu of a Company provided automobile under the leasing program. Executives may be entitled to receive a Company provided cellular phone and calling/data plan. An Executive is taxed on the value of the automobile and cellular phone benefits based on applicable tax law and the Company may include any gross up amounts in the compensation in order to cover this tax cost for such benefits, in accordance with the terms of the specific agreement entered into with the Executive. The Company provides maternity leave or paternity leave to all Executives in accordance with the provisions of applicable law. In Israel the company pays salary to all Executives for sick leave from the initial sick day.

Executives receive annual vacation leave in accordance with their employment agreement and as determined for Executives based on seniority and tenure of employment. The number of vacation days granted are in excess of the number of eligible vacation days specified under applicable law but in no event in excess of 24 paid vacation days per year. Executives are permitted to carry forward unused vacation days from one year to the next, subject however to a maximum of 48 days being carried forward. Executives in Israel are paid annual recreation allowances as required under applicable law and government extension orders.

All Executives may receive a Company provided laptop computer. They also receive Company provided meal vouchers, annual holiday gifts and/or excursions, as well as other additional benefits and perquisites which are provided to all Company employees.

Historically, from time to time, we have provided certain of our Executives with perquisites that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the Executives. We believe that these additional benefits may assist our Executives in performing their duties and provide time efficiencies for our Executives in appropriate circumstances, particularly when we require frequent or lengthy travel, and we may consider providing additional perquisites in the future. Such perquisites include select work related travel expenses reimbursement, including miscellaneous daily expenses up to the amounts permitted under applicable tax codes.

In the future, we may provide additional perquisites to our Executives as an element of their Terms of Office and Employment. We do not expect these perquisites to be a significant element of our compensation structure. All future practices regarding perquisites granted to Executives will be approved and subject to periodic review by our Compensation Committee and/or Board of Directors.  To the extent that any such perquisites granted to a specific Executive are deemed by the Compensation Committee to be material changes to the Terms of Office and Employment or a significant portion thereof, such perquisites will be brought for specific corporate approvals as required under the Companies Law.

For the sake of clarity, any non-Israeli Executives may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

For purposes of attracting and retaining high quality personnel, the Company may offer a candidate for an Executive position a signing bonus as an incentive to join the Company. The signing bonus shall not exceed an amount of one (1) annual base salary of the candidate for an Executive position.

Separation Payments

As a matter of policy Elbit Vision Systems does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations. Should the Company elect to make a special separation payment to a departing Executive, such payment may not exceed an amount equal to 90 days of the departing Executive’s compensation and shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s performance during his/her employment, the circumstances surrounding the termination of employment of the Executive, etc.

Each of our Chief Executive Officer and the Chief Financial Officer are entitled to extended notice provisions of 90 days as set forth in their respective agreement with the Company as noted above.  Extended notice provisions of up to 90 days may be provided to other Executives of the Company as set forth in the specific agreement with such Executive.

Indemnification and Insurance

The articles of the association of Elbit Vision Systems permit the Company to exempt from liability and indemnify its Executives, as well as to procure directors and officers insurance (“D&O Insurance”) for its Executives to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for non-employee directors and new hires.

All of our Executives continue to be party to an indemnification agreement with the Company, including an exemption from liability, as found attached as Exhibit A to the Proxy Statement included as Exhibit 1 to the Form 6-k filed by the Company with the SEC on February 25, 2008 (the “Indemnification Agreement”).

The Company continues to renew a D&O Insurance policy covering all Executives of the Company.  The Company previously procured D&O Insurance for its Executives to provide for coverage of up to $10 million in aggregate for all loss arising out of all claims made against all insured Executives. The Company continues to renew this policy periodically, and the premium paid for coverage during the period from September 1, 2012 through October 31, 2013 totaled approximately $42,000. Any D&O Insurance procured by the Company may also include “run-off” provisions, covering the Executive’s liability for a period of time after the termination of their services as an Executive as may be set forth in the D&O Insurance policy.

Going forward, and upon approval of this Policy as required pursuant to the Companies Law, any change to the Executive Indemnification Agreement and/or the D&O Insurance, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or D&O Insurance (provided that such changes apply equally to Executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be three years as of the date of its adoption. Following such three year term, this Compensation Policy will be brought to the shareholders for approval.

Adopted: ________________

Annex B

To:

Indemnification Agreement

Whereas
It is in the best interest of Elbit Vision Systems Ltd. (the “Company”) to retain and attract the most capable and talented persons as Office~~rs~~ Holders (“Office~~rs~~ Holders”) as defined in the Israel Companies Law – 1999  (the “Law”); and,

Whereas	~~The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,~~both the Company and you recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies; and,

Whereas	the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law; and,

Whereas	You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption ~~and~~, indemnification and exculpation, to the fullest extent permitted by law and subject to the terms hereof.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.   Exemption

1.1	Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2          The exemption shall not be valid with respect to any of the following:

1.2.1	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2	Any liability, with respect to which you are entitled to receive indemnification hereunder.

1.2.3	Any liability related to your duty of care with respect to Distribution, as such term is defined in the Law.

2.   Indemnification

2.1
Subject  only  to  mandatory  provisions  of  applicable  law  to  the  contrary,  the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1 through 2.1.5~~, 2.1.2 and 2.1.3~~ below, imposed on you or incurred by you, either prior to or after the date hereof, in consequence of an act you performed in your capacity as Office Holder of the Company, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which you serve at any time at the request of the Company (the “Indemnifiable Liabilities” and “Corporate Capacity”, respectively). The term “act you performed in your capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from your service in a Corporate Capacity, provided that the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto~~. (“Indemnifiable Liabilities”)~~,

2.1.1	any monetary ~~obligation~~ liability imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court. For purposes of Section 2.1.1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

2.1.2	all reasonable litigation expenses, including advocates’ professional fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in the ~~Companies~~ Law ~~– 1999~~) against you “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the ~~Companies~~  Law ~~– 1999~~), ~~or~~  an investigation or proceeding that was finalized “without the filing of an indictment” against you with a “financial obligation imposed in lieu of criminal proceedings” with respect to an offence that does not require proof of criminal intent (mens rea), or an investigation or proceeding that is in connection with a monetary sanction; and

2.1.3	all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of ~~mens rea (~~criminal intent~~).~~; and

2.1.4	all reasonable litigation expenses, including advocates’ professional fees, incurred by you in connection with a proceeding initiated against you under Chapter H3, H4 and I1 of the Israel Securities Law – 1968 (the “Securities Law”); and

2.1.5	all reasonable expenses paid by you in accordance with Section 52

2.1.~~4~~  6	~~The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law - 1968) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law - 1968) (“Affiliate”).~~ Regarding Section 2.1.3 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.2	The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid. Notwithstanding the above, the Company agrees to advance you any amount which you would be entitled to receive as payment under an insurance policy with respect to Indemnifiable Liabilities and you will thereafter be obligated to assign and/or reimburse the Company for any payment actually received by you directly or by the Company under such insurance policy with respect to such Indemnifiable Liabilities.

2.3	If legal proceedings or such proceedings specified in Section 2.1.4 above, including any investigation of an authorized authority, that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4	If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

3.   The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1	A breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

3.2	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care, excluding a breach due to your negligence only;

3.3	An action taken or not taken with the intent of unlawfully realizing personal gain or in the event of an intentional conflict of interest;

3.4          A fine or penalty imposed upon you for an offense; and

3.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.   Notices and Defense Against Suits

4.1	You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2	The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3	You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

4.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

4.5          The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6	Notwithstanding the aforesaid, the Company shall not have the right to settle, including to settle for the avoidance of initiation of proceedings or termination of proceeding in accordance with Chapter I1 of the Securities Law, without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7	The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by you, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8	For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1 through 2.1.5~~, 2.1.2 and 2.1.3~~ above, without limitation to the types of events and the amount specified in Appendix “A”.

4.9	For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this agreement and/or pursuant to law and provided however, that such financial arrangement does not deviate from the conditions precedent in this agreement.

5.   Validity

5.1	The Company’s obligations hereunder (including all annexes attached hereto) will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been an ~~director or an~~ Office Holder of the Company, and/or on your action or omission to act during your office/employment.

5.2	The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

5.3	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

5.4	Gender use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

5.5	This agreement cancels any preceding letter of indemnification that may have been issued to you.

5.6	The headings of the paragraphs of this agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

5.7	This agreement shall in no way be binding on the Company prior to the receipt of all necessary corporate approvals required under the Law.

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement in one or more counterparts on _________ [_]~~August 20~~,  ~~2008~~2015.

Elbit Vision Ltd.

By:
Title: Josef Ran ~~:David Gal~~ – Chairman of the Board

Accepted and agreed on [_], 2016~~August 20, 2008~~:

______________________
Name:

APPENDIX “A”

THE TYPES OF EVENTS SET FORTH BELOW ARE TO BE FORESEEABLE BY THE BOARD IN LIGHT OF THE COMPANY’S ACTIVITIES. THE INDEMNIFICATION CAP BELOW IS TO BE AN AMOUNT OR DEGREE WHICH THE BOARD HAS DETERMINED IS REASONABLE UNDER THE CIRCUMSTANCES.

1.   The Company’s obligation to indemnify you is limited to the following:

a.	Actions in connection with anything performed by the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which you serve at any time at the request of the Company ("Related Entities")~~its Subsidiaries and/or Affiliates’ affairs~~, in the ordinary course of business.

b.	Matters connected with investments of the Company and/or any Related Entity~~Subsidiaries and/or Affiliates thereof~~ in other entities, including transactions entered and actions taken by you in the name of the Company and/or any Related Entity~~a Subsidiary and/or an Affiliate thereof~~ as an Office Holder thereof, whether before or after the investment is made;

c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company or any Related Entity~~, a Subsidiary and/or an Affiliate~~ thereof;

d.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e.	Actions taken in connection with labor relations and/or employment matters in the Company or any Related Entity~~, Subsidiaries and/or Affiliates~~ thereof (including compensation for directors and employees of the Company), and in connection with business relations of the Company or any Related Entity, ~~Subsidiaries and/or Affiliates~~ thereof, including with employees, independent contractors, customers, suppliers and various service providers;

f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company or any Related entity~~, Subsidiaries and/or Affiliates~~ thereof, whether such policies and procedures are published or not.

g.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company or any Related Entity~~, or of its Subsidiaries or Affiliates~~ thereof.

h.	Actions taken in connection with the issuance of any type of securities of Company or any Related Entity~~, or of its Subsidiaries or Affiliates~~ thereof, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j.	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad, including without limitation, fraudulent disclosure claims and failure to comply with any securities authority or any stock exchange disclosure or other rules;

k.	Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Related Entities~~Subsidiaries or Affiliates~~.

l.	Actions in connection with the testing of products developed by the Company or its Related Entities~~, Subsidiaries and/or Affiliates~~, actions in connection with product liability as they relate to products developed by the Company or its Related Entities~~, Subsidiaries and/or Affiliates~~ or actions in connection with the distribution, sale, license or use of such products;

m.	Actions taken in connection with the intellectual property of the Company or its Related Entities, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company or its Related Entities~~, Subsidiaries and/or Affiliates~~ on the intellectual property of a third party;

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 3,000,000 ~~(in addition to any amounts paid under an insurance coverage)~~.